

January 5, 2011

Wenzhong Qin
Chief Financial Officer
BioPharm Asia, Inc.
New Agriculture Development Park, Daquan Village
Tonghua County, Jilin Province
People's Republic of China 134115

> **Re:** **BioPharm Asia, Inc.**
> **Form 10-K**
> **Filed May 12, 2010**
> **File No. 000-25487**

Dear Mr. Qin:

We have reviewed your response letter dated December 15, 2010 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. We have reviewed your response to prior comments 2 and 6. Please confirm that you will disclose the information you provide in response to these comments in your annual report on Form 10-K for the fiscal year ended December 31, 2010.

Item 15. Exhibits, Financial Statement Schedules, page 35

2. We have reviewed your response to prior comment 5. Please be aware that we will not be in a position to clear this comment until you have filed copies of these lease agreements.

You may contact Jennifer Riegel at (202) 551-3575 if you have any questions. In this regard, please also feel free to contact me at (202) 551- 3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Vincent McGill
        Mark Orenstein
        Eaton & Van Winkle, LLP
        Three Park Avenue, 16th floor
        New York, NY 10016